August 2, 2012

W. John Cash
Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549

Re:     Precision Castparts Corp.
Form 10-K for the Fiscal Year Ended April 1, 2012
Filed May 31, 2012
File No. 1-10348

Dear Mr. Cash:

We received your letter dated July 3, 2012 regarding certain of our reports. The following is our response to your comments and questions:
Form 10-K for Fiscal Year Ended April 1, 2012
Financial Statements
Note 3 - Acquisitions, page 44

1.
We note your acquisition of Primus International for $900 million in cash. It appears the majority of your purchase price has been allocated to various intangible assets. Please provide us with your full purchase price allocation and explain to us why you believe the majority of the value of this acquisition resides in intangible rather than tangible assets.

Response
The full purchase price allocation of the August 9, 2011 acquisition of Primus International ("Primus") is as follows (in millions):

Purchase Price	$902.4

Assumed Liabilities	301.3
Total Consideration	$1,203.7

Assets:
Cash	$21.8
Accounts Receivable	51.3
Inventory	108.1
Prepaid and Other	1.9
Deferred Tax Asset	6.6
PP&E	84.2
Goodwill	422.1
Intangible Assets - Indefinite Lived	468.6
Intangible Assets - Amortizable	36.7
Other Assets	2.4
Total Assets	$1,203.7

Precision Castparts Corp. (“PCC”, “the Company” or “We”) determined the fair value of Primus' tangible and intangible assets utilizing the guidance in the Accounting Standards Codification (ASC). Specifically we relied on the guidance in ASC 805 Business Combinations, ASC 350 Intangibles - Goodwill and Other and ASC 820 Fair Value Measurement to arrive at the value of the tangible assets and the identifiable intangible assets. PCC believes a significant amount of Primus' projected revenue and earnings growth will result from future projects such as the Boeing 787 and increased production of other aircraft platforms in response to increased worldwide demand. Because these projected earnings provide Primus with a return on investment that exceeds the amount required to support the tangible assets and working capital, PCC was willing to pay a premium above the value of tangible assets for Primus. This premium resulted in both identifiable intangible assets and goodwill.

Note 7 - Goodwill and Acquired Intangibles, page 47

2.	We note you have previously and in your fiscal year 2012 acquisitions, recognized indefinite-lived customer relationship intangible assets. Please address the following:

•
Provide us with an analysis of these intangibles, including the specific customers you believe an indefinite-lived customer relationship exists, the nature of the customer relationship acquired and the related relationship asset attributed to each customer. Identify the extent to which you had relationships with these customers prior to the acquisition of the business. It would be helpful if you would supply this analysis on a specific acquisition basis.

•
Please provide us with your basis for concluding these relationships are indefinite-lived. It appears that numerous suppliers and customers exist in your industry. For instance, we note from the website of Primus International, the listing of 29 significant customers. Please also address each of the following:

a)
The extent to which your customer relationships are based upon working relationships between employees within your company and your customers employees. Also address the extent to which employees in your company and industry change employers.

b)	The extent to which your customers turnover.

c)	The nature of the reasons why a customer would or would not transfer its business from you.

•
Please tell us how you determined the value of your indefinite-lived customer relationship intangibles and whether your analysis and valuation of these relationships takes into account the view of a marketplace participant.

Response

PCC completed 10 acquisitions in the fiscal years 2010 - 2012. In three of those acquisitions, a portion of the customer relationship intangible assets has been deemed to have an indefinite life. We recognized indefinite-lived customer relationships related to the following acquisitions:

Carlton Forge Works
PCC acquired Carlton Forge Works (CFW) on September 30, 2009. In connection with the acquisition of CFW, PCC recorded indefinite-lived customer relationship intangible assets valued at $204.8 million attributable to CFW's working relationship with five customers: General Electric (GE), Rolls-Royce, Pratt & Whitney (PW), Volvo Aero and Honeywell. In addition, PCC recorded $3.7 million of finite-lived customer relationship intangible assets related to approximately 200 other CFW customers.

Founded in 1929 and located in Paramount, California, CFW is a leading manufacturer of seamless rolled rings for critical aerospace applications, namely aircraft engines, and gas turbine applications. CFW offers nickel, titanium, and steel rolled rings across the widest range of product sizes in the industry. CFW does not design or engineer parts for its customers; it is a build-to-print manufacturer (i.e. the customer provides the blueprint and specifications for parts that CFW manufactures).

The commercial jet engine market is an oligopoly dominated by GE, Honeywell, Rolls-Royce, and PW. GE, Rolls-Royce, and PW manufacture jet engines for large commercial aircraft, while Honeywell and PW serve the jet engine market for corporate and regional aircraft. The vast majority of CFW's forgings end up as finished components in jet engines manufactured by one of the aforementioned producers.

All four of the jet engine manufacturers buy forgings, of their own design, directly from CFW. Most of those purchases are made pursuant to long-term agreements (LTAs), whereby CFW has agreed to supply forgings to the subject manufacturer for a defined period (generally three to five years) at pre-negotiated prices in exchange for a guaranteed percentage of the production run. In addition to direct buys, the major engine manufacturers also purchase forgings from CFW via machine shops and other vendors that, by virtue of their own LTAs with the engine manufacturers, are obligated to buy forgings from CFW at pre-established prices. Overall, engine manufacturer-directed purchases (i.e., purchases that engine manufacturers either make directly from CFW or require other companies to make from CFW), along with Volvo Aero (discussed below), had accounted for approximately 86 percent of CFW's annual revenues in the four years prior to acquisition.

The balance of CFW's revenue stems from independent orders. By independent orders, we mean sales orders placed by an entity other than one of the four large engine manufacturers, or an order not tied to an Original Equipment Manufacturer (OEM) LTA. It is important to note that many of the customers that place independent orders are the same customers that are required to buy certain parts from CFW because of LTAs they have with the engine manufacturers. Included among this group of “independent” customers is one particularly significant customer-Volvo Aero. Volvo Aero develops, designs, and manufactures engine components for all the large jet engine manufacturers and is a supplier to almost every civil aircraft engine program.

As noted above, CFW has five key customers (GE, Honeywell, Rolls-Royce, PW, and Volvo Aero) that account for approximately 86 percent of annual revenues. Among the four engine manufacturers, GE is CFW's oldest and largest customer. CFW's relationship with GE dates from the 1960s, when CFW was one of the first companies to forge titanium for GE. In the subsequent decades, GE and CFW developed a close working relationship and GE has historically been CFW's single largest customer. CFW's next largest customer from the engine manufacturer group is Rolls-Royce, followed by PW and Honeywell. CFW has been supplying components to Rolls-Royce, PW, and Honeywell since the 1970s, if not earlier. These customers simply do not turnover under normal, foreseeable circumstances. Under normal foreseeable circumstances, aerospace OEM's generally do not change suppliers, provided the existing suppliers are performing satisfactorily; i.e., the suppliers are meeting standards with respect to price, quality, and delivery. In addition to the engine OEMs, CFW has been a supplier to Volvo Aero for over 25 years.

As of the acquisition date PCC had existing business relationships with each of the five CFW customers referred to above in one or more of its existing businesses; however, these relationships did not carry over to the jet engine ring market. That is, PCC, even with considerable experience in highly technical metal working for the aerospace industry and extensive relationships with the major jet engine manufacturers, did not participate in jet engine ring manufacturing. Therefore, in performing the intangible valuation, we saw no difference in value for CFW's customer relationships between PCC and any other market participant.

Customers are not likely to transfer their business from CFW due to a number of factors. First, the production of jet engine rings requires a sizable investment in inventory, manpower, and property, plant, and equipment, and there are few competitors (as discussed below). Second, the aerospace industry is highly regulated and has unique certification requirements that create significant barriers to entry for new competitors. It is very difficult for a new competitor to get onto an established aircraft platform as government and industry regulations require extensive certification processes to be completed during the design and manufacturing stages for all aircraft components. Due to this regulatory process, the OEMs and Tier 1 suppliers have a disincentive to transfer part production away from an established manufacturer. Third, given the need for a reliable supply, OEMs and their Tier 1 suppliers work with companies with a track record of performance in the aerospace industry and with whom they have prior relationships. As a result, even if a potential competitor acquired the equipment, inventory and workforce necessary to compete, it would face considerable obstacles in securing orders.

In addition to CFW, the other main industry participants at the acquisition date were Unison Engine Components (UEC, now Tru-Form), Firth Rixson, Forgital, Aubert & Duval, and Carmel Forge.

In our experience, the jet engine ring business, or any aerospace manufacturing business that deals directly with OEM or Tier 1 suppliers, is not significantly influenced by personal relationships between suppliers and manufacturers, and in particular relationships between employees of the supplier and employees of the customer. Our experience in doing business with large, sophisticated, multi-national manufacturing companies, which all of CFW's major customers are, is that decisions on sourcing production is based overwhelmingly on business factors. We believe it is important to note that all of CFW's customer relationships survived the death of Allan J. Carlton Jr., the former principal owner and Chairman of CFW, who passed away in 2004 and the retirement of its longtime Chief Engineer and CEO, L. James Cardarella in 2010. We do not believe that CFW's customer relationships are dependent on personal relationships nor do we believe that there are significant adverse consequences from occasional, routine turnover in personnel that may occur. Rather, CFW's customer relationships are broadly based on the supplier's demonstrated ability over time to meet the unique specifications and expectations of customers on a consistent basis, using the embedded knowledge and workforce skills of the supplier's entire enterprise. We do not believe that employees of CFW or of the jet engine ring industry change employers at a rate that exceeds general industry norms.

In determining the lives of our customer relationships we relied on the guidance in ASC 350-30-35-3, which states that the estimate of the useful life of an intangible asset to an entity should be based on an analysis of all pertinent factors, particularly the following:

a.	The expected use of the asset by the entity

b.	The expected useful life of another asset or a group of assets to which the useful life of the intangible asset may relate

c.	Any legal, regulatory, or contractual provisions that may limit the useful life

d.	The entity's own historical experience in renewing or extending similar arrangements, consistent with the intended use of the asset by the entity

e.
The effects of obsolescence, demand, competition, and other economic factors (such as the stability of the industry, known technological advances, legislative action that results in an uncertain or changing regulatory environment, and expected changes in distribution channels)

f.	The level of maintenance expenditures required to obtain the expected future cash flows from the asset

Further, ASC 350-30-35-4 states that if no legal, regulatory, contractual, competitive, economic, or other factors limit the useful life of an intangible asset to the reporting entity, the useful life of the asset should be considered to be indefinite. The term indefinite does not mean the same as infinite or indeterminate. The useful life of an intangible asset is indefinite if that life extends beyond the foreseeable horizon, that is, there is no foreseeable limit on the period of time over which it is expected to contribute to the cash flows of the reporting entity. Additionally we considered comments made in a December, 2003 speech by Chad A. Kokenge, Professional Accounting Fellow, Office of the Chief Accountant, U.S. Securities and Exchange Commission. In this speech, the SEC staff member discussed four factors in determining if an intangible asset has an indefinite life. These four factors are:

•Whether the asset is inherently related to relationships with "people";

•	Whether the customer churn rate and likewise, a forecasted customer turnover rate, would directly affect the life estimate;
•The relative cost or penalty to the customer for terminating the relationship; and
•Economic effects such as competition and demand.

Based on our review and analysis of all pertinent facts and circumstances as of the acquisition date, it is our opinion that CFW's relations with its five key customers will contribute to its cash flows indefinitely, and therefore the useful life of those customer relationships is indefinite. We base our opinion on the following facts and circumstances:

•	There is no foreseeable limit on the period of time over which these customer relationship intangibles are expected to contribute to the cash flows of the entity.

•	Given the level of revenue concentrated in a limited number of customers, we believe the customer relationship intangible is most closely related to goodwill, a nonamortizing intangible.

•
There are no legal, regulatory, or contractual provisions that serve to limit the life of the customer relationship intangible. Rather, the regulatory environment actually provides a disincentive for customers to change sources of supply.

•
While the contractual term of the LTAs is relatively short (typically three to five years), both PCC and CFW have a history of renewing LTAs with minimal cost. Moreover, CFW has had a customer relationship with GE since the 1960s and with its other key customers for at least 25 years. There is no foreseeable reason for this to change given that CFW is a market leader in the production of large jet engine rings for the commercial jet engine market, and we expect that the air transportation industry will continue for the foreseeable future and that the current OEMs and Tier 1 suppliers in the aircraft industry will continue to do business with CFW, a demonstrably capable and trusted supplier. Only a significant failure by CFW to deliver quality products on time and at the right price would end the existing customer relationships with its largest customers. That is not a foreseeable event because CFW does not believe that it has significantly failed to meet its customers' expectations in the past and does not anticipate doing so in the future.

•
Although CFW's customers are constantly working to make engines lighter, stronger, and more fuel efficient, no known technology exists that would render jet aircraft, jet engines or jet engine rings obsolete. CFW works closely with its customers in order to manufacture the customer's new technology, and technology has not proven a limiting factor in continuing customer relationships.

•	We believe the customer relationship intangible is related to the business rather than to individual relationships.

•
There has been no customer churn amongst the group of large commercial engine manufacturers. The four jet engine manufacturing companies are reluctant to rely on any one supplier for their jet engine rings; the result of which we believe is an increased stability in the market for the suppliers, especially given the limited number of suppliers.

•	From a competition and a demand perspective, both the suppliers and the customers operate as oligopolies, so the impact of competition is somewhat limited.

The Company utilized the multi-period excess earnings method (MPEEM), a form of the income approach, to estimate the fair value of the customer relationships. The MPEEM is based on the principle that the value of an intangible asset is equal to the present value of the incremental after-tax cash flows attributable only to that asset.  To quantify the cash flows attributable solely to the subject intangible asset, contributory asset charges are typically applied to account for the use of and/or required return on these contributory assets.

In applying the MPEEM, the annual aggregated earnings that CFW expected to derive from its five key customer relationships were forecasted.  The earnings were then adjusted by taxes and the required return for the use of the contributory assets. The after-tax excess cash flows were then present-valued to estimate the value of the customer relationships as of the acquisition date. Note that this analysis was performed utilizing aggregated customer data; therefore the Company has not allocated asset values to the individual key customers.

Future events, if any, which have a significant negative impact on indefinite-lived customers, will be viewed as a triggering event for an impairment analysis of the asset.

Primus International
PCC acquired Primus on August 9, 2011. In connection with the acquisition of Primus, PCC recorded indefinite-lived relationship intangible assets valued at $468.5 million attributable to Primus' working relationship with six customers: Boeing, Spirit Aerosystems, Vought, Kawasaki, Bell Helicopter and GE. In addition, PCC recorded $15.6 million of finite-lived customer relationship intangible assets related to approximately 180 other Primus customers.

Headquartered in Bellevue, Washington, Primus was formed in 1998 with the purchase of Bumstead Manufacturing, a company that was founded in 1966. Hansen Machine Corp., founded in 1973, was acquired in 1999 and the two entities were merged into one location in Auburn, Washington. University Swaging, founded in 1947, was acquired by Primus in 2000. Primus built a greenfield manufacturing facility in Suzhou, China, and began manufacturing activities at that location in 2005. Walden's Machine Inc., founded in 1976 and located in Tulsa, Oklahoma, was acquired by Primus in 2006. In 2007, Primus acquired St. Bernard Composites, Ltd., which was founded in 1961 and located in Farnborough, England. Accra Manufacturing, Inc., founded in 1978 and located in Bothell, Washington, was acquired by Primus in 2008. In 2011 Primus began manufacturing at its greenfield facility in Bangkok, Thailand. Primus is a manufacturer and Tier 1 and Tier 2 supplier of aircraft parts and equipment for OEMs and other aircraft industry suppliers.

Primus specializes in metallic and composite airframe applications and produces fuselage, wing and winglet, and movable trailing edge structures; control surface components and assemblies; acoustic assemblies and kits for emergency exit and passenger/galley doors, flight controls, and control mechanisms; and jet engine components, kits, and accessories. Accordingly, Primus' performance is closely tied to the commercial aircraft manufacturing industry.

The primary industry segments in the commercial aircraft market that Primus participates in are the large commercial aircraft market, of which Boeing and Airbus are the two global players, and regional and business jet market, of which Bombardier, Gulfstream and Embraer are the dominant players.

Primus has many different customers; however, the majority of its revenues are derived from sales to Boeing and Boeing's suppliers such as Spirit Aerosystems, Vought and Kawasaki as well as Bell Helicopter and GE. These customers make up approximately 89% of revenue. Primus is generally the sole source provider for most of the products that it supplies to customers.

Primus has not had, and does not expect to have, turnover among its top customers. When LTAs are expiring, Primus has been very successful in renewing the agreements. Once a supplier has been awarded the work and is certified, and delivery to an OEM manufacturer or one of its Tier 1's has commenced, it is difficult for the work to be taken away. The aerospace industry is highly regulated and has unique certification requirements that create significant barriers to entry for new competitors.  It is very difficult for a new competitor to get onto an established aircraft platform.  Government and industry regulations require extensive certification processes to be completed during the design and manufacturing stages for all aircraft components.  Manufacturers must apply to be certified to supply specific components for specific aircraft.  Such certification, which is time-intensive and complex to obtain (typically takes two to three years), cannot be used by the manufacturer for any other component on that specific aircraft, or for that same component on a different aircraft or for that same component made at a different facility.   Due to this lengthy and cumbersome certification process (and to minimize risk of quality or nonperformance issues), the OEMs and Tier 1 suppliers generally only do business with their established supplier base. These certifications do not have a separate value because they do not arise from a contractual or legal right, nor are they separable, i.e. they are not capable of being separated from the manufacturing facility, divided, sold, transferred or exchanged. Therefore, given the above circumstances, when there are problems or issues with a vendor, customers have shown a clear preference to work through the issue and resolve the problem with the vendor. Historical experience has shown that contracts with customers are nearly always renewed.

Primus is focused on maintaining good working relationships with the aircraft manufacturers and is in a continuous dialogue with its customers about the products (development, production, delivery, quality, etc.). The most important factors for Primus in maintaining its relationships are delivering high quality parts on time, to specification and continuously improving the value proposition. These factors are what we believe to be the primary focus of OEMs in evaluating vendors and awarding renewals and new LTAs. Primus has occasionally had quality or delivery problems with specific parts or manufacturing facilities. Because of these strong relationships and longstanding track record, they have been able to work through these issues and, ultimately, still maintain a strong relationship with the customer. We should note, however, that we do not believe that the aerospace manufacturing business, especially those in which the vendor is working directly with OEM or Tier 1 suppliers, is significantly influenced by individual personal relationships. We do not believe that Primus' customer relationships are dependent on personal relationships nor do we believe that there are significant adverse consequences from routine turnover in personnel that may occur from time to time. In fact, throughout Primus' history of acquisitions, they have noted that, on occasion, when key employees from an acquired company leave there has not been a negative impact on customer relationships. Primus has noticed, in fact, that the customer base has broadened and been strengthened at each of the acquired companies. We do not believe that employees of Primus, or of the aerostructure industry, change employers at a rate that exceeds general industry norms.

As of the acquisition date PCC had existing business relationships with virtually all of Primus' top customers, including the six referred to above, in one or more of its existing businesses. However, these relationships do not carry over to the aerostructures market in which Primus participates. That is, PCC, even with considerable experience in highly technical metal working for the aerospace industry and extensive relationships with the major aircraft manufacturers, would find it difficult to create an aerostructure manufacturing company similar to Primus. Therefore, in performing the intangible valuation, we saw no difference in value for Primus' customer relationships between PCC and any other market participant.

PCC and Primus management believe that when Primus' current LTAs expire, they will be in a very strong position to renew and extend the contracts consistent with past experience. Primus has historically sought out work on the highest volume platforms (such as the Boeing 737 and 787), which are the most important for the manufacturer. The cash flows on these platforms and programs have a very long horizon: easily 20 to 30 years and quite possibly even longer. The lifecycle of airframe platforms tend to be very long and stable and do not typically become outright obsolete, rather they tend to be updated through an iterative process. Current examples of this are the Boeing 737 and its derivative the 737 MAX (which will be the fourth generation of that nearly 50 year old airframe) as well as the Airbus A320 and its derivative the A320neo. Primus has historically increased content on new platforms as they are rolled out. There is no foreseeable alternative to the current aerospace industry that Primus participates in and makes products for.

In determining the lives of our customer relationships we relied on the guidance in ASC 350-30-35-3 and 4. Like in the CFW acquisition, we also considered comments made in a December, 2003 speech by Chad A. Kokenge, Professional Accounting Fellow, Office of the Chief Accountant, U.S. Securities and Exchange Commission.

Based on our review and analysis of all pertinent facts and circumstances, it is our opinion that Primus' relationships with

Boeing, Spirit Aerosystems, Vought, GE, Kawasaki and Bell Helicopters will contribute to cash flows indefinitely. Therefore, the useful life of those customer relationships is indefinite. We base our opinion on the following facts and circumstances:

•	There is no foreseeable limit on the period of time over which these customer relationship intangibles are expected to contribute to the cash flows of the entity.

•	Given the level of revenue concentrated in a limited number of customers, we believe the customer relationship intangible is most closely related to goodwill, a nonamortizing intangible.

•
There are no legal, regulatory, or contractual provisions that serve to limit the life of the customer relationship intangible. Rather, the regulatory environment actually provides a disincentive for these customers to change sources of supply.

•
While the contractual term of the LTAs is relatively short (typically three to five years), both PCC and Primus have a history of renewing LTAs with minimal cost. Moreover, Primus has had solid, long-term customer relationships with Boeing, Bell Helicopter, Spirit Aerosystems, Vought, GE and Kawasaki. There is no foreseeable reason for this to change given that Primus is a respected supplier for the commercial jet market, and we expect that the air transportation industry will continue for the foreseeable future and that the current OEMs and Tier 1 suppliers in the aircraft industry will continue to do business with Primus, a demonstrably capable and trusted supplier. Only a significant failure by Primus to deliver quality products on time and at the right price would end the existing customer relationships with its largest customers. That is not a foreseeable event because Primus does not believe that it has significantly failed to meet its customers' expectations in the past and does not anticipate doing so in the future.

•
Although Primus' customers are constantly working to make jets lighter, stronger, and more fuel efficient, no known technology exists that would render jet aircraft obsolete. Primus works closely with its customers in order to manufacture the customer's new technology, and technology has not proven to be a limiting factor in continuing customer relationships.

•	We believe the customer relationship intangible is related to the business rather than to individual relationships.

The Company utilized the multi-period excess earnings method (MPEEM), a form of the income approach, to estimate the fair value of the customer relationships. The MPEEM is based on the principle that the value of an intangible asset is equal to the present value of the incremental after-tax cash flows attributable only to that asset.  To quantify the cash flows attributable solely to the subject intangible asset, contributory asset charges are typically applied to account for the use of and/or required return on these contributory assets.

In applying the MPEEM, the annual aggregated earnings that Primus expected to derive from its six key customer relationships were forecasted.  The earnings were then adjusted by taxes and the required return for the use of the contributory assets. The after-tax excess cash flows were then present-valued to estimate the value of the customer relationships as of the acquisition date. Note that this analysis was performed utilizing aggregated customer data; therefore the Company has not allocated asset values to the individual key customers.

Future events, if any, which have a significant negative impact on indefinite-lived customers, will be viewed as a triggering event for an impairment analysis of the asset.

Tru-Form

On July 14, 2011, PCC acquired certain facilities of UEC, namely the plants located in Mountaintop and Wilkes-Barre, Pennsylvania and Tyseley, England, which PCC refers to collectively as the Tru-Form business. In connection with the acquisition of Tru-Form, PCC recorded indefinite-lived relationship intangible assets valued at $203.5 million attributable to Tru-Form's working relationship with two customers: GE and PW. In addition, PCC recorded $0.4 million of finite-lived customer relationship intangible assets related to approximately 130 other Tru-form customers.

Tru-Form manufactures flash-welded and cold-rolled rings for jet engine and gas turbine applications, including spacer rings, combustion casings and liners, LPT casings, and fan cases. Tru-Form does not design or engineer parts for its customers; it is a build-to-print manufacturer (i.e. the customer provides the blueprint and specifications for parts that Tru-Form manufactures).

The markets that Tru-Form participates in are very similar to, and in some cases overlap with, our CFW business. The primary focus of Tru-Form's business is on niches that CFW generally does not participate in and vice versa. Generally it is accurate to say CFW produces larger diameter rings while Tru-Form's focus is on smaller diameter rings and CFW utilizes a seamless rolled process for its rings while Tru-Form utilizes a flash-weld and cold-rolling process. Despite these differences, we believe the facts and circumstances that PCC has asserted in regard to CFW's customers and industry are generally applicable to the Tru-Form business as well.

As noted above, Tru-Form has approximately 130 customers, supplying all major engine OEMs and having a presence in virtually every major commercial aircraft platform in production today. Some of the programs that are supplied include the CF6, GE90, CFM56, GenX, RB211, LM2500, PW300, F110, Trent 900, PW4000, GP7200, V2500, PW1000, etc. In the four years prior to acquisition, LTA customers have represented approximately 84% of total Tru-Form sales. A majority of the LTA sales are with GE, GE subcontractors, and other UEC facilities. The second largest customer group is PW. The products are manufactured for the large commercial jet engine market, which is an oligopoly dominated by GE, PW, and Rolls Royce. GE, PW and their related subcontractors buy forgings from Tru-Form pursuant to LTAs. Some of these sales are via machine shops, which by virtue of their own LTAs with the engine makers, are obligated to buy from Tru-Form. Generally, LTAs are renewed when they approach an expiration date; for example, shortly after acquisition Tru-Form renewed a five year agreement with GE. The Tru-Form business has a long history of rolling expiring LTAs into new agreements.

As of the acquisition date PCC had existing business relationships with virtually all of Tru-Form's top customers, including the two referred to above, in one or more of its existing businesses (notably CFW), including the jet engine ring market in which Tru-Form participates. Both Tru-Form and CFW participate in the jet engine ring market, though, as noted above, the subcategories within the overall market that the two companies participate in are different and there is limited overlap.
Therefore, in valuing the assets acquired and liabilities assumed of Tru-Form, we did not assume any synergies that would be unique to PCC, and we utilized a market participant point of view in our analysis.

Customers are not likely to transfer their business from Tru-Form due to a number of factors. First, the production of jet engine rings requires a sizable investment in inventory, manpower, and property, plant, and equipment, and there are few competitors (as discussed below). Second, the aerospace industry is highly regulated and has unique certification requirements that create significant barriers to entry for new competitors. It is very difficult for a new competitor to get onto an established aircraft platform as government and industry regulations require extensive certification processes to be completed during the design and manufacturing stages for all aircraft components. Due to this regulatory process, the OEMs and Tier 1 suppliers have a disincentive to transfer part production away from an established manufacturer. Third, given the need for a reliable supply, OEMs and their Tier 1 suppliers work with companies with a track record of performance in the aerospace industry and with whom they have prior relationships. As a result, even if a potential competitor acquired the equipment, inventory and workforce necessary to compete, it would face considerable obstacles in securing orders.

The primary industry participants in the jet engine ring market, in addition to Tru-Form, are CFW, Firth Rixson, Forgital, Aubert & Duval, and Carmel Forge.

It is PCC's experience that the aerospace manufacturing business, especially when the vendor is working directly with OEM or Tier 1 suppliers, is not significantly influenced by personal relationships. We do not believe that Tru-Form's customer relationships are dependent on personal relationships nor do we believe that there are significant adverse consequences from routine turnover in personnel that may occur from time to time. In fact, Tru-Form's customer relationships have survived the transition of several corporate owners (Kings Fifth Wheel, Smiths, GE) and the relationships with its key customers have continued uninterrupted. Of particular note, the relationship with PW, which has been a customer for over 25 years, continued unabated during the time period that GE (a direct competitor to PW) owned Tru-Form. We do not believe that employees of Tru-Form or of the jet engine industry, change employers at a rate that exceeds general industry norms.

In determining the lives of our customer relationships we relied on the guidance in ASC 350-30-35-3 and 4, as discussed in our above responses. As noted above, we also considered comments made in a December, 2003 speech by Chad A. Kokenge, Professional Accounting Fellow, Office of the Chief Accountant, U.S. Securities and Exchange Commission.

Based on our review and analysis of all facts and circumstances as of the acquisition date, it is our opinion that Tru-Form's relationships with GE and PW will contribute to cash flows indefinitely, and therefore the useful life of those customer relationships is indefinite. We base our opinion on the following facts and circumstances:

•	There is no foreseeable limit on the period of time over which these customer relationship intangibles are expected to contribute to the cash flows of the entity.

•	Given the level of revenue concentrated in a limited number of customers, we believe the customer relationship intangible is most closely related to goodwill, a nonamortizing intangible.

•
There are no legal, regulatory, or contractual provisions that serve to limit the life of the customer relationship intangible. Rather, the regulatory environment actually provides a disincentive for these customers to change sources of supply.

•
While the contractual term of the LTAs is relatively short (typically three to five years), both PCC and Tru-Form have a history of renewing LTAs with minimal cost. Moreover, Tru-Form has had a customer relationship with GE since at least the 1960s and with PW for more than 25 years. There is no foreseeable reason for this to change given that Tru-Form is a market leader in the production of jet engine rings for the commercial jet engine market, and we expect that the air transportation industry will continue for the foreseeable future and that the current OEMs and Tier 1 suppliers in the aircraft industry will continue to do business with Tru-Form, a demonstrably capable and trusted supplier. Only a significant failure by Tru-Form to deliver quality products on time and at the right price would end the existing customer relationships with its largest customers. That is not a foreseeable event because Tru-Form does not believe that it has significantly failed to meet its customers' expectations in the past and does not anticipate doing so in the future.

•
Although Tru-Form's customers are constantly working to make engines lighter, stronger, and more fuel efficient, no known technology exists that would render jet aircraft, jet engines or jet engine rings obsolete. Tru-Form works closely with its customers in order to manufacture the customer's new technology, and technology has not proven to be a limiting factor in continuing customer relationships.

•	We believe the customer relationship intangible is related to the business rather than to individual relationships.

•
There has been no churn amongst Tru-Form's top two commercial engine manufacturing customers. Jet engine manufacturing companies are reluctant to rely on any one supplier for their jet engine rings; the result of which we believe is an increased stability in the market for the suppliers, especially given the limited number of suppliers.

•	From a competition and a demand perspective, both the suppliers and the customers operate as oligopolies, so the impact of competition is somewhat limited.

The Company utilized the multi-period excess earnings method (MPEEM), a form of the income approach, to estimate the fair value of the customer relationships. The MPEEM is based on the principle that the value of an intangible asset is equal to the present value of the incremental after-tax cash flows attributable only to that asset.  To quantify the cash flows attributable solely to the subject intangible asset, contributory asset charges are typically applied to account for the use of and/or required return on these contributory assets.

In applying the MPEEM, the annual aggregated earnings that Tru-Form expected to be derived by its two key customer relationships were forecasted.  The earnings were then adjusted by taxes and the required return for the use of the contributory assets. The after-tax excess cash flows were then present-valued to estimate the value of the customer relationships as of the acquisition date. Note that this analysis was performed utilizing aggregated customer data; therefore the Company does not have asset values for the individual key customers.

Future events, if any, which have a significant negative impact on indefinite lived customers, will be viewed as a triggering event for an impairment analysis of the asset.

*****

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission of any person under the federal securities laws of the United States.

If you have questions regarding this response you may call or email Russ Pattee, Vice President and Corporate Controller, (rpattee@precastcorp.com / (503) 946-4867) or me (shagel@precastcorp.com / (503) 946-4844). Our facsimile number is (503) 946-4817.

Sincerely,

/s/ Shawn R. Hagel
Shawn R. Hagel Senior Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)